**STATEMENT OF INVESTMENTS**

**Dreyfus Institutional Preferred Money Market Fund**

**June 30, 2006 (Unaudited)**

| Negotiable Bank Certificates of Deposit--11.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| Bank of the West | | |
| 5.07%, 7/27/06 | 250,000,000 | 250,000,000 |
| Barclays Bank PLC (Yankee) | | |
| 5.37%, 8/23/06 | 300,000,000 | 300,000,000 |
| Citizens Bank of Massachusetts | | |
| 5.38%, 8/23/06 | 63,000,000 | 63,000,000 |
| Credit Suisse (Yankee) | | |
| 4.75%, 7/5/06 | 225,000,000 | 225,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $838,000,000) | | **838,000,000** |
| **Commercial Paper--30.9%** | | |
| Abbey National North America LLC | | |
| 5.25%, 7/3/06 | 150,000,000 | 149,956,250 |
| Atlantis One Funding Corp. | | |
| 5.07% - 5.36%, 7/28/06 - 8/21/06 | 263,000,000 a | 261,774,582 |
| BASF AG | | |
| 5.38%, 8/21/06 | 39,800,000 | 39,499,477 |
| Bear Stearns Cos. Inc. | | |
| 5.38%, 8/25/06 | 285,000,000 | 282,679,229 |
| Beethoven Funding Corp. | | |
| 5.12%, 7/5/06 | 144,282,000 a | 144,200,240 |
| CC (USA) Inc. | | |
| 5.07%, 7/24/06 - 7/28/06 | 36,295,000 a | 36,165,190 |
| CHARTA LLC | | |
| 5.36%, 8/10/06 | 100,000,000 a | 99,408,889 |
| CRC Funding LLC | | |
| 5.36%, 8/14/06 | 100,000,000 a | 99,349,778 |
| Danske Corp., Delaware | | |
| 5.07%, 7/28/06 | 15,000,000 | 14,943,638 |
| Deutsche Bank Financial LLC | | |
| 5.30%, 7/3/06 | 150,000,000 | 149,955,833 |
| FCAR Owner Trust, Ser. I | | |
| 5.35%, 8/15/06 | 315,000,000 | 312,909,188 |
| Gemini Securitization Corp., LLC | | |
| 5.38%, 8/23/06 | 110,000,000 a | 109,136,836 |
| Premier Asset Collateralized Entity LLC | | |
| 5.07%, 7/25/06 | 37,000,000 a | 36,876,420 |
| Prudential Funding LLC | | |
| 5.26%, 7/3/06 | 250,000,000 | 249,926,945 |
| Skandinaviska Enskilda Banken AB | | |
| 5.07%, 7/28/06 | 100,000,000 | 99,624,250 |
| UBS Finance Delaware LLC | | |
| 5.27%, 7/3/06 | 150,000,000 | 149,956,083 |
| **Total Commercial Paper** | | |
| (cost $2,236,362,828) | | **2,236,362,828** |
| **Corporate Notes--4.8%** | | |
| Fifth Third Bancorp | | |
| 5.28%, 7/24/06 | 200,000,000 a,b | 200,000,000 |
| Morgan Stanley | | |
| 5.15%, 7/3/06 | 150,000,000 b | 150,000,000 |
| **Total Corporate Notes** | | |

|  |  |  |
|---|---:|---:|
| (cost $350,000,000) | | **350,000,000** |
| **Short-Term Bank Notes--4.1%** | | |
| Bank of America N.A. | | |
| 5.36%, 8/22/06 | | |
| (cost $300,000,000) | 300,000,000 | **300,000,000** |
| **Time Deposits--48.9%** | | |
| Banca Intesa SpA (Grand Cayman) | | |
| 5.38%, 7/3/06 | 300,000,000 | 300,000,000 |
| Calyon (Grand Cayman) | | |
| 5.35%, 7/3/06 | 300,000,000 | 300,000,000 |
| Canadian Imperial Bank of Commerce (Grand Cayman) | | |
| 5.38%, 7/3/06 | 300,000,000 | 300,000,000 |
| Dexia Credit Local (Grand Cayman) | | |
| 5.38%, 7/3/06 | 300,000,000 | 300,000,000 |
| Dresdner Bank AG (Grand Cayman) | | |
| 5.38%, 7/3/06 | 300,000,000 | 300,000,000 |
| Fortis Bank (Grand Cayman) | | |
| 5.28%, 7/3/06 | 300,000,000 | 300,000,000 |
| Landesbank Baden-Wuerttemberg (Grand Cayman) | | |
| 5.27%, 7/3/06 | 300,000,000 | 300,000,000 |
| National Australia Bank Ltd. (Grand Cayman) | | |
| 5.31%, 7/3/06 | 300,000,000 | 300,000,000 |
| Regions Bank (Grand Cayman) | | |
| 5.25%, 7/3/06 | 300,000,000 | 300,000,000 |
| Sanpaolo IMI U.S. Financial Co. (Grand Cayman) | | |
| 5.31%, 7/3/06 | 300,000,000 | 300,000,000 |
| Societe Generale (Grand Cayman) | | |
| 5.28%, 7/3/06 | 250,000,000 | 250,000,000 |
| State Street Bank and Trust Co., Boston, MA (Grand Cayman) | | |
| 5.22%, 7/3/06 | 292,000,000 | 292,000,000 |
| **Total Time Deposits** | | |
| (cost $3,542,000,000) | | **3,542,000,000** |
| **Total Investments (cost $7,266,362,828)** | **100.3%** | **7,266,362,828** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | **(19,604,890)** |
| **Net Assets** | **100.0%** | **7,246,757,938** |

a     Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $986,911,935 or 13.6% of net assets.

b     Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Institutional Preferred Plus Money Market Fund**

**June 30, 2006 (Unaudited)**

| Commercial Paper--15.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| Abbey National North America LLC | | |
| 5.25%, 7/3/06 | 20,000,000 | 19,994,167 |
| BNP Paribas Finance Inc. | | |
| 5.27%, 7/3/06 | 20,000,000 | 19,994,144 |
| Deutsche Bank Financial LLC | | |
| 5.30%, 7/3/06 | 20,000,000 | 19,994,111 |
| UBS Finance Delaware LLC | | |
| 5.27%, 7/3/06 | 20,000,000 | 19,994,144 |
| Windmill Funding Corp. | | |
| 5.30%, 7/3/06 | 25,000,000 [a] | 24,992,639 |
| **Total Commercial Paper** | | |
| (cost $104,969,205) | | **104,969,205** |
| **U.S. Government Agencies--5.4%** | | |
| Federal Home Loan Bank System | | |
| 4.95%, 7/3/06 | | |
| (cost $36,786,881) | 36,797,000 | **36,786,881** |
| **Time Deposits--35.3%** | | |
| Branch Banking & Trust Co. (Grand Cayman) | | |
| 5.27%, 7/3/06 | 25,000,000 | 25,000,000 |
| Calyon (Grand Cayman) | | |
| 5.25%, 7/3/06 | 31,000,000 | 31,000,000 |
| Fortis Bank (Grand Cayman) | | |
| 5.28%, 7/3/06 | 20,000,000 | 20,000,000 |
| HSH Nordbank AG (Grand Cayman) | | |
| 5.28%, 7/3/06 | 20,000,000 | 20,000,000 |
| National City Bank, Cleveland, OH (Grand Cayman) | | |
| 5.25%, 7/3/06 | 30,000,000 | 30,000,000 |
| Rabobank Nederland (Grand Cayman) | | |
| 5.25%, 7/3/06 | 32,000,000 | 32,000,000 |
| Royal Bank of Canada (Grand Cayman) | | |
| 5.25%, 7/3/06 | 31,000,000 | 31,000,000 |
| Societe Generale (Grand Cayman) | | |
| 5.28%, 7/3/06 | 20,000,000 | 20,000,000 |
| SunTrust Bank (Grand Cayman) | | |
| 5.25%, 7/3/06 | 30,000,000 | 30,000,000 |
| **Total Time Deposits** | | |
| (cost $239,000,000) | | **239,000,000** |
| **Repurchase Agreements--44.3%** | | |
| ABN AMRO Bank N.V. | | |
| 5.20%, dated 6/30/06, due 7/3/06 in the amount of | | |
| $75,032,500 (fully collateralized by $76,614,000 U.S. | | |
| Treasury Notes, 5.125%, due 6/30/11, value | | |
| $76,500,611) | 75,000,000 | 75,000,000 |
| Banc of America Securities LLC | | |
| 5.20%, dated 6/30/06, due 7/3/06 in the amount of | | |

| | | |
|---|---:|---:|
| $75,032,500 (fully collateralized by $21,877,000 Federal Farm Credit Bank, Discount Notes, 0.00%, due 3/22/07, value $21,021,609 and $32,270,000 Federal Home Loan Bank Systems, Bonds, 4.00%-4.625%, due 1/25/08-2/8/08, value $32,295,575 and $42,703,000 Federal National Mortgage Association, Notes, 0.00%, due 6/1/17, value $23,183,886) | 75,000,000 | 75,000,000 |
| Goldman, Sachs & Co. | | |
| 5.22%, dated 6/30/06, due 7/3/06 in the amount of $75,032,625 (fully collateralized by $79,054,000 Federal Home Loan Mortgage Corp., Notes, 5.25%, due 10/19/15, value $76,500,885) | 75,000,000 | 75,000,000 |
| Morgan Stanley | | |
| 5.20%, dated 6/30/06, due 7/3/06 in the amount of $75,032,500 (fully collateralized by $79,240,000 Federal Home Loan Mortgage Corp., Notes 4.75%-5.05%, due 12/8/08-5/6/13, value $76,902,543) | 75,000,000 | 75,000,000 |
| **Total Repurchase Agreements** | | |
| (cost $300,000,000) | | **300,000,000** |
| **Total Investments** (cost $680,756,086) | **100.5%** | **680,756,086** |
| **Liabilities, Less Cash and Receivables** | **(.5%)** | **(3,128,367)** |
| **Net Assets** | **100.0%** | **677,627,719** |

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $24,992,639 or 3.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.